中信泰富有限公司

BY COURIER

RECEIVED Exemption No. 82-5232

2007 JAN 24 A 10: 37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

Date : 23rd January, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07020546

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since December 21, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
JAN 26 2007
THOMSON
FINANCIAL

Alice Tso
Company Secretary

Encls.
AT/ww/LTR-2781

Annexure

CITIC Pacific Limited

List of Information that the Company since December 21, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement on Connected Transaction – Acquisition of the Remaining Interest in CITIC Square Co, Shanghai
   Date : December 22, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Return of Allotments
   Date : January 5, 2007
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : January 8, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on Change of Directors
   Date : January 8, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Clarification Announcement
   Date : January 10, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Notification of Change of Secretary and Director
   Date : January 18, 2007
   Entity Requiring Item : Hong Kong Companies Registry

7. Document : Announcement of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) on Change of Representative of the Sponsor of Daye Share Reform Plan *(only available in Chinese)*

Date : January 18, 2007

Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement on Proposed Spin-Off and Separate Listing of CITIC 1616 Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited

   Date : January 22, 2007

   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

RECEIVED
2007 JAN 24 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTION

ACQUISITION OF THE REMAINING INTEREST IN CITIC SQUARE CO, SHANGHAI

The Directors announce that on 22 December 2006, Eldwin (a wholly owned subsidiary of CITIC Pacific) agreed to purchase the remaining 16.67% interest in Join Resources (in which Eldwin currently owns 83.33%) from Swire Properties for approximately HK$280 million. At present, Join Resources together with Eldwin and JingAn hold 100% interest of 上海中信泰富廣場有限公司 (CITIC Square Co) (which in turn holds 100% of 上海中信泰富廣場 (CITIC Square)). Upon completion, Join Resources will become a wholly-owned subsidiary of Eldwin, and further, upon completion of the acquisition of the 10% equity interest in CITIC Square Co from JingAn as disclosed in the announcement of the Company dated 5 October 2006, the Group will have a 100% equity interest in CITIC Square Co.

Swire Properties is a substantial shareholder of Join Resources, a subsidiary of the Company. Accordingly, Swire Properties is a connected person of the Company and the Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

1. **DETAILS OF THE AGREEMENT**

Date

22 December 2006

Parties

(1) Eldwin, a wholly owned subsidiary of the Company, as purchaser

(2) Swire Properties, a substantial shareholder of Join Resources, as seller

(3) The Company, as the purchaser's guarantor

Assets

1,667 ordinary shares of HK$1.00 each in the share capital of Join Resources, being 16.67% of its issued share capital, and all related shareholder's loan in the amount of approximately HK$66 million.

Consideration and Completion

The consideration for the 1,667 ordinary shares in, and the related shareholder's loan to, Join Resources is approximately HK$214 million and approximately HK$66 million respectively, to be paid in cash at completion. Eldwin and Swire Properties will equally share the stamp duty, associated with the transaction.

Completion is unconditional and shall take place on 29 December 2006 (or such other date as Eldwin and Swire Properties may agree in writing).

As at 31 December 2005, the audited net asset value before deducting deferred taxation attributable to the 16.67% interest in Join Resources was approximately HK$193 million. The consideration was determined after arm's length negotiation with reference to the aforesaid audited net asset value before deducting deferred taxation.

The original investment amount of Swire Properties in respect of the 16.67% interest in Join Resources was approximately HK$59 million.

The consideration will be funded from internal resources of the Company.

Pursuant to the Agreement, Eldwin shall (i) as soon as practicable after Completion and in any event not later than 30 business days after completion, procure the full and unconditional release of Swire Properties from certain guarantees provided by Swire Properties in respect of bank loans provided to CITIC Square Co; and (ii) with effect from completion, indemnify Swire Properties against such loss, liability and cost which Swire Properties may incur arising out of or in connection with such guarantees. To facilitate the release of such guarantees, the Company will provide guarantee for such bank loans to the extent of approximately HK$46 million.

Other information

At present, Join Resources is held as to 83.33% by Eldwin and 16.67% by Swire Properties. Join Resources, Eldwin and JingAn currently hold 60%, 30% and 10% equity interests in CITIC Square Co (which in turn holds 100% of CITIC Square) respectively. CITIC Square is situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai (上海市靜安區南京西路1168號).

In respect of the equity interest in CITIC Square Co, 16.67% interest in the issued share capital of Join Resources represents a 10.002% equity interest in CITIC Square Co. Currently, the Group holds 79.998% equity interest in CITIC Square Co and JingAn holds the remaining 10%. Upon completion of the acquisition of such 16.67% interest in the issued share capital of Join Resources and completion of the acquisition of the 10% equity interest in CITIC Square Co from JingAn as disclosed in the announcement of the Company dated 5 October 2006, the Group will have a 100% equity interest in CITIC Square Co (which in turn holds 100% of CITIC Square).

For the year ended 31 December 2004, the audited net profits before and after taxation and extraordinary items of Join Resources were approximately HK$159 million and approximately HK$123 million respectively.

For the year ended 31 December 2005, the audited net profits before and after taxation and extraordinary items of Join Resources were approximately HK$253 million and approximately HK$212 million respectively.

2. **REASONS FOR AND BENEFITS OF THE ACQUISITION**

The Company has the view that the PRC property market will maintain a strong growth in the medium and long term. CITIC Square is situated at Nanjing Xi Lu which is the prime location of commercial and business hub in Shanghai and the acquisition can enhance the value of the Company as a whole. Moreover, upon completion of the acquisition of the 16.67% interest in the issued share capital of Join Resources and completion of the acquisition of the 10% equity interest in CITIC Square Co from JingAn as disclosed in the announcement of the Company dated 5 October 2006, the Group will have complete control of CITIC Square Co which can maximize our autonomy to manage and enhance the return of this investment.

The Directors (including the independent non-executive Directors) consider that the Agreement is on normal commercial terms and fair and reasonable and in the interests of the shareholders of the Company.

3. **GENERAL**

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

Swire Properties, whose principal activities are property development and property investment, is a substantial shareholder of Join Resources, a subsidiary of the Company. Accordingly, Swire Properties is a connected person of the Company and the Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

4. **DEFINITIONS**

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"Agreement"	the sale and purchase agreement dated 22 December 2006 entered into between Eldwin, Swire Properties and the Company for the sale and purchase of the 1,667 ordinary shares in, and the related shareholder's loan to, Join Resources;
"CITIC Pacific" or the "Company"	CITIC Pacific Limited;
"CITIC Square"	上海中信泰富廣場 CITIC Square, situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai, PRC;
"CITIC Square Co"	上海中信泰富廣場有限公司 (Shanghai CITIC Square Co., Ltd.), a subsidiary of the Company;
"connected person"	has the meaning given to it by the Listing Rules;
"Directors"	the directors of the Company;
"Eldwin"	Eldwin Corporation, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company;
"Group"	CITIC Pacific and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules);
"HK$"	Hong Kong dollars;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"JingAn"	上海靜安城市貿易有限公司 (Shanghai Jingan City Trading Co., Ltd.), a holder of a 10% equity interest in CITIC Square Co and a connected person of CITIC Pacific;
"Join Resources"	Join Resources Limited, a company incorporated in Hong Kong;
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Swire Properties"	Swire Properties Limited, a company incorporated in Hong Kong.

By Order of the Board
CITIC PACIFIC LIMITED
Alice Tso Mun Wai
Company Secretary

Hong Kong, 22 December 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2007 JAN 24 A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes
- 填表前請參閱〈填表須知〉。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	07	12	2006
至 To	21	12	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	104,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	4,985,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	878,241,664.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿...

Your Receipt
Companies Registry
H.K.

05/01/2007 10:40:07
Submission No.: 222052659/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$4,985.00

Receipt No.	Method	Amount(HKD)
222220073878	Chq	$4,985.00
Total Paid		$4,985.00

表格 Form **SC1**

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	210,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD4,095,000.00
Shares	50,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD890,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Shares	類別 Class
Kwok Man Leung	Level 32, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	50,000	
Lee Kwok Wing	9B, Block 2, Lyttelton Garden, 29 Lyttelton Road, Mid-Level, Hong Kong	50,000	
Ling Dawei	9/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	80,000	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon, Hong Kong	30,000	
Wong Ha Hang Aaron	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	50,000	
	各類別股份分配的總數 Total Shares Allotted by Class	260,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 5th January, 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2006

RECEIVED
2007 JAN 24 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 8th January, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ______)	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,195,044,160	—	---
Increase/(~~Decrease~~) during the month	560,000	—	---
Balance at close of the month :	2,195,604,160	—	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______	Please refer to the attached sheet.					--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date:			
Bonus Issue			Issue and allotment Date:			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price:		Issue and allotment Date :			
Others (please specify)	Price:		Issue and allotment Date :			
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:						560,000

Authorised Signatory:

Remarks : ______________________

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	7,690,000	--	350,000	--	7,340,000	350,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	10,029,000	--	210,000	--	9,819,000	210,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,330,000	--	--	--	14,330,000	Nil

RECEIVED
2007 JAN 24 A 10:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Standard Tuesday, January 9, 2007

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CHANGE OF DIRECTORS

The Board of Directors (the "Board") of CITIC Pacific Limited (the "Company") announces that Mr. Norman Yuen Kee Tong resigns as a Deputy Managing Director of the Company with effect from 8th January, 2007 to act as Director and Chief Executive Officer of CITIC 1616 Holdings Limited, a wholly owned subsidiary of the Company, principally engaged in provision of global interconnection platform and telecommunications hubbing services with a focus on China. Mr. Yuen will continue to serve the Company as a consultant on the telecommunications business. Mr. Yuen confirms that he has no disagreement with the Board and there is no matter relating to his resignation that will need to be brought to the attention of the shareholders of the Company.

The Board expresses gratitude to Mr. Yuen for his contributions made to the Company.

Concurrently, Messrs. Carl Yung Ming Jie and Leslie Chang Li Hsien, executive directors of the Company, will be appointed as Deputy Managing Directors of the Company with effect from 8th January, 2007.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 8th January, 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs. Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs. Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of directors (the "**Board**") of CITIC Pacific Limited (the "**Company**") announces that it is currently considering a proposal ("**Proposal**") to spin-off the Company's interest in CITIC 1616 Holdings Limited (currently a wholly owned subsidiary of the Company) by way of a separate listing on the main board of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**").

A proposal for achieving this has been put forward to the Stock Exchange pursuant to Practice Note 15 of the Listing Rules, but Form A1 has not yet been lodged. No definite decision has been made on the timing of the Proposal and the Proposal may or may not materialise.

Shareholders of the Company should be aware that there is no assurance whether and when the Proposal will materialise and should therefore exercise caution when dealing in securities of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board announces that it is currently considering a Proposal to spin-off the Company's interests in CITIC 1616 Holdings Limited (currently a wholly owned subsidiary of the Company) by way of a separate listing on the main board of the Stock Exchange.

A proposal for achieving this has been put forward to the Stock Exchange pursuant to Practice Note 15 of the Listing Rules, but Form A1 has not yet been lodged. No definite decision has been made on the timing of the Proposal and the Proposal may or may not materialise.

The Company will ensure compliance with the Listing Rules from time to time, and will make further announcement and seek shareholders approval as and when necessary.

Shareholders of the Company should be aware that there is no assurance whether and when the Proposal will materialise and should therefore exercise caution when dealing in securities of the Company.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 10 January 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)
(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s.158(4) & (4A))

RECEIVED
2007 JAN 24 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form D2A

重要事項 Important Notes
- 填表前請參閱《填表須知》。請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
阮紀堂	Yuen	Kee Tong, Norman

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
A857253(7)	-

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
08	01	2007

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
18 -01- 2007
CR 文件收發小組 Central Mail Unit

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

姓氏 Surname | 名字 Other Names

前用姓名 Previous Names

別名 Alias

(註 Note 13) 住址 Residential Address | 國家 Country

(註 Note 14) 電郵地址 E-mail Address

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country | 號碼 Number

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed
(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18)	身份 Capacity	☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to
(註 Note 19)	中文名稱 Name in Chinese	
(註 Note 19)	英文名稱 Name in English	
(註 Note 20)	地址 Address	國家 Country
(註 Note 21)	電郵地址 E-mail Address	
	公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	
	委任日期 Date of Appointment	日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Tso Mun Wai, Alice 日期 Date : 18th January, 2007
~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於公司股權分置改革保薦機構更換保薦代表人的公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-001

大冶特殊钢股份有限公司
关于公司股权分置改革保荐机构更换保荐代表人的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

近日，公司收到股权分置改革的保荐机构-光大证券股份有限公司（以下简称光大证券）《关于变更保荐代表人的通知》，现任公司股权分置改革保荐代表人周皓先生申请调离光大证券并获得批准，光大证券指定保荐代表人黄文强先生接任公司股权分置改革项目持续督导保荐代表人。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2007 年 1 月 18 日

****

完

香港， 二零零七年一月十八日

The announcement does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer or selling security holder and that would contain detailed information about the company and management, as well as financial statements.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

RECEIVED
2007 JAN 24 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT
PROPOSED SPIN-OFF AND SEPARATE LISTING OF CITIC 1616 HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to Rule 13.09 of the Listing Rules. The Board is pleased to announce that on 22 January 2007, CITIC 1616 submitted an advance booking form for an application for the listing of, and permission to deal in, the Shares on the main board of the Stock Exchange.

CITIC 1616 is currently a wholly owned subsidiary of CITIC Pacific. CITIC 1616 Group is principally engaged in the provision of value added services to telecoms operators with a focus on China and Hong Kong telecoms market through the operation of a neutral and independent telecoms hub. Through its telecoms hub, CITIC 1616 Group handles both traditional international voice calls, roaming voice and advanced Mobile VAS, including SMS and roaming-enhanced services.

It is intended that assured entitlement to certain Shares will be provided to the Qualifying Shareholders, subject to certain conditions. The details of such assured entitlement have not yet been finalised and will be announced in due course.

As announced on 10 January 2007, CITIC Pacific has put forward to the Stock Exchange a proposal for the separate listing of CITIC 1616, pursuant to Practice Note 15 of the Listing Rules.

Pursuant to the Listing Rules and Practice Note 15 of the Listing Rules, the Proposed Spin-off will not require the approval of the Shareholders because (i) although CITIC 1616 is a major subsidiary of CITIC Pacific within the meaning of Rule 13.25(2) of the Listing Rules (a) the interest of CITIC Pacific in CITIC 1616 will not be materially diluted as CITIC 1616 will continue to be consolidated into the accounts of CITIC Pacific after the completion of the Proposed Spin-off; (b) none of the percentage ratios under Rule 14.04(9) is 5% or more; and (ii) the percentage ratios as defined under Rule 14.07 of the Listing Rules in respect of the Proposed Spin-off will be below 25%.

The size tests will be recalculated when the audited results of CITIC 1616 for the year ended 31 December 2006 are finalised. In the event the revised size tests show that shareholders' approval would be required for the purpose of Practice Note 15 (paragraph 3(e)) of the Listing Rules, CITIC Pacific will then seek shareholders' approval.

Further announcement will be made by CITIC Pacific in compliance with the requirements of the Listing Rules as and when necessary.

Investors are reminded that no final decision has been made by CITIC Pacific yet as to whether and when the Proposed Spin-off will be effected. There is also no assurance that the approval of the Stock Exchange and/or the Listing Committee for the Proposed Spin-off and/or the listing of, and permission to deal in, the Shares on the main board of the Stock Exchange will be granted. Further announcement in relation to the Proposed Spin-off will be made by CITIC Pacific if and when appropriate.

As the listing of the Shares pursuant to the Proposed Spin-off is subject to, among others, the approval of the Stock Exchange and/or the Listing Committee, the final decision of the Board and the board of directors of CITIC 1616, the Proposed Spin-off may or may not occur. Shareholders and other investors are reminded to exercise caution when dealing in the securities of CITIC Pacific.

This announcement is made pursuant to Rule 13.09 of the Listing Rules. The Board is pleased to announce that on 22 January 2007, CITIC 1616 submitted an advance booking form for an application for the listing of, and permission to deal in, the Shares on the main board of the Stock Exchange.

INFORMATION ON CITIC 1616

CITIC 1616 is currently a wholly owned subsidiary of CITIC Pacific. CITIC 1616 Group is principally engaged in the provision of value added services to telecoms operators with a focus on China and Hong Kong telecoms market through the operation of a neutral and independent telecoms hub. Through its telecoms hub, CITIC 1616 Group handles both traditional international voice calls, roaming voice and advanced Mobile VAS, including SMS and roaming-enhanced services.

INFORMATION ON THE PROPOSED SPIN-OFF

It is currently proposed that, pursuant to the Share Offer, Shares will be offered for sale to the public in Hong Kong, for placing with certain professional, institutional and other investors and may include a potential offer of the Shares to the Qualifying Shareholders.

The Group's percentage interest in the share capital of CITIC 1616 will be reduced but CITIC 1616 will continue to be consolidated in the accounts of CITIC Pacific.

RATIONALE AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board proposes the separate listing of CITIC 1616 as it believes that the separate listing of CITIC 1616 will be beneficial to the Group for the following reasons:

- the Proposed Spin-off could unlock the value of CITIC 1616 as investors will be able to appraise and assess the performance and potential of CITIC 1616 separate and distinct from that of CITIC Pacific. CITIC Pacific is expected to remain a major shareholder of CITIC 1616 after the listing, and to benefit from any enhanced value of CITIC 1616 through the Proposed Spin-off; and
- the Proposed Spin-off is expected to comprise sale of existing shares and subscription of new shares. Proceeds from the sale and subscription may also provide funding to the Group and CITIC 1616 to make further development in their businesses respectively.

The business of CITIC 1616 has grown to a size sufficient to command a separate listing and the Board considers that such listing will also be beneficial to CITIC 1616 Group for the following reasons:

- It provides flexibility to the CITIC 1616 Group to raise future funds from the capital markets to support its growth through continuing organic expansion as well as acquisitions.
- It enables the CITIC 1616 Group to take advantage of the significant growth potential globally by attracting new investors who are seeking investments in a pure-play international telecommunications hubbing services provider.

ASSURED ENTITLEMENT AND FURTHER ANNOUNCEMENT

The Board will give due regard to the interests of the Shareholders by providing the Qualifying Shareholders with assured entitlement to a certain number of Shares (subject to certain conditions) by way of preferred application, if the Board decides to proceed with the Proposed Spin-off and the Share Offer and the Stock Exchange and/or the Listing Committee has given its approval of the Proposed Spin-off and/or the Share Offer. The details of such assured entitlement have not yet been finalised. Further announcement will be made by CITIC Pacific in due course setting out the details of the assured entitlement to be made to the Qualifying Shareholders.

NO APPROVAL REQUIRED FROM THE SHAREHOLDERS

As announced on 10 January 2007, CITIC Pacific has put forward to the Stock Exchange a proposal for the separate listing of CITIC 1616, pursuant to Practice Note 15 of the Listing Rules.

Pursuant to the Listing Rules and Practice Note 15 of the Listing Rules, the Proposed Spin-off will not require the approval of the Shareholders because (i) although CITIC 1616 is a major subsidiary of CITIC Pacific within the meaning of Rule 13.25(2) of the Listing Rules (a) the interest of CITIC Pacific in CITIC 1616 will not be materially diluted as CITIC 1616 will continue to be consolidated into the accounts of CITIC Pacific after the completion of the Proposed Spin-off; (b) none of the percentage ratios under Rule 14.04(9) is 5% or more; and (ii) the percentage ratios as defined under Rule 14.07 of the Listing Rules in respect of the Proposed Spin-off will be below 25%.

The size tests will be recalculated when the audited results of CITIC 1616 for the year ended 31 December 2006 are finalised. In the event the revised size tests show that shareholders' approval would be required for the purpose of Practice Note 15 (paragraph 3(e)) of the Listing Rules, CITIC Pacific will then seek shareholders' approval.

GENERAL

The Group's business includes manufacturing of special steel, property development and investment, infrastructure (such as power generation, aviation, civil infrastructure and communications), marketing and distribution.

Investors are reminded that no final decision has been made by CITIC Pacific yet as to whether and when the Proposed Spin-off will be effected. There is also no assurance that the approval of the Stock Exchange and/or the Listing Committee for the Proposed Spin-off and/or the listing of, and permission to deal in, the Shares on the main board of the Stock Exchange will be granted.

Further annoucement in relation to the Proposed Spin-off will be made by CITIC Pacific if and when appropriate in compliance with the Listing Rules.

As the listing of the Shares pursuant to the Proposed Spin-off is subject to, among others, the approval of the Stock Exchange and/or the Listing Committee, the final decision of the Board and the board of directors of CITIC 1616, the Proposed Spin-off may or may not occur. Shareholders and other investors are reminded to exercise caution when dealing in the securities of CITIC Pacific.

DEFINITIONS

"Board"	the board of directors of CITIC Pacific;
"CITIC Pacific" or "the Company"	CITIC Pacific Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the main board of the Stock Exchange;
"CITIC 1616"	CITIC 1616 Holdings Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company as at the date of this announcement;
"CITIC 1616 Group"	CITIC 1616 and its subsidiaries;
"Group"	CITIC Pacific and its subsidiaries;
"Listing Committee"	the Listing Committee of the Stock Exchange;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Mobile VAS"	mobile value added services;
"Proposed Spin-off"	the proposed spin-off of the interests in CITIC 1616 currently held by the Group for the separate listing on the main board of the Stock Exchange;
"Qualifying Shareholders"	Shareholders whose names appear on the register of members of CITIC Pacific on a record date to be determined (excluding certain overseas Shareholders, if any, subject to compliance with Rule 13.36(2) of the Listing Rules);
"SMS"	Short Message Service;
"Share Offer"	the offer of the Shares to the public in Hong Kong for sale, the placing of the Shares with certain professional, institutional and other investors and a potential offer of the Shares to the Qualifying Shareholders, pursuant to the listing of the Shares on the main board of the Stock Exchange;
"Shareholders"	the shareholders of CITIC Pacific;
"Shares"	ordinary shares in the capital of CITIC 1616; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 22 January 2007

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.